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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Share Distributions
(Amounts in thousands)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Earnings:
Income before income taxes	$293,697	$348,230	$326,083	$371,766	$77,220
Add: Fixed charges from below	190,159	216,608	183,067	156,852	289,374

Total earnings before income taxes and fixed charges	$483,856	$564,838	$509,150	$528,618	$366,594
Fixed charges:
Interest expense	$190,159	$216,608	$183,067	$156,852	$289,374

Total fixed charges	$190,159	$216,608	$183,067	$156,852	$289,374
Ratio of earnings to fixed charges	2.5x	2.6x	2.8x	3.4x	1.3x
Total fixed charges	$190,159	$216,608	$183,067	$156,852	$289,374
Preferred share distributions	27,411	—	—	—	—

Total fixed charges and preferred share distributions	$217,570	$216,608	$183,067	$156,852	$289,374
Ratio of earnings to fixed charges and preferred share distributions	2.2x	2.6x	2.8x	3.4x	1.3x

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Distributions (Amounts in thousands)